

Lance Evenson   CFO, SilencerCo LLC

Our healthcare and health insurance system in the US is broken. Badly. Healthcare is one of the only industries that consumers walk into a clinic or hospital having no idea what the bill will be for the services they are about to receive. Will it be $50? $500? $5,000? $50,000?? The lack of pricing transparency gives advantages to healthcare providers, and it's time to turn the tables and put that advantage back into the hands of consumers. That's what glassFROGG does. The glassFROGG platform allows consumers to shop local healthcare providers to choose the best provider at the best price, and provides users additional tools and resources to address many aspects of health and dental care. The concept and platform is a revolutionary game changer, and it's just getting started. But it's not just the platform that made me want to invest in glassFROGG – it's also the team running the show. Lucien and Jake are both seasoned, successful entrepreneurs with multiple wins under their belts and these guys know how to make things happen. Big things. And now that the glassFROGG platform and concept has been brought to life, these guys and their team are on a mission to be that change our healthcare system desperately needs. I'm proud and excited to support Lucien, Jake, and the glassFROGG team.

Invested $100,000 this round